May 30, 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathleen Collins, Accounting Branch Chief

Re:	Symantec Corporation
Form 10-K for the fiscal year ended March 31, 2006
Filed June 9, 2006
File No. 000-17781
Ladies and Gentlemen:
     This letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated May 18, 2007, from Ms. Kathleen Collins to Mr. James A. Beer of Symantec Corporation (the “Company”). For your convenience, we have set forth below each of the Staff’s comments in italicized text in the same numbered order in which they appear in your letter. The Company’s response to each Staff comment follows immediately after the text of the corresponding comment. References to page numbers in our responses are references to the page numbers in the applicable periodic report.
     The Company is requesting confidential treatment of the responses set forth in Attachment A to this letter (as detailed in the Company’s written confidential treatment request accompanying Attachment A, which has been submitted under separate cover), pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).
Form 10-K for the Fiscal Year Ended March 31, 2006
Note 13. Income Taxes, page 104
1.	Please refer to comment 4 in our letter dated April 5, 2007. We have reviewed your response and have the following additional comments with regards to your accrual for the potential transfer pricing tax liability:

•	We note that the Company has settled with the IRS for less significant issues in the dispute constituting approximately [amount disclosed in Attachment A, Item C4] of the assessment. We also note on page 111 of your 10-K that you settled an IRS claim related to transfer pricing between the Company and a foreign subsidiary in which the claim was for $110 million and the settlement was for $36 million. In light of these settlements, tell us why the remaining amount accrued for the Veritas transfer pricing pre-acquisition contingency (amount disclosed in Attachment A, item C3 less the amount disclosed in Attachment A, item C5) is significantly less as a percentage of the remaining IRS claim (amount disclosed in Attachment A, item C6) when the previous settlements made up a larger percentage of the claims. In this regard, tell us how you considered the recent settlement amounts in comparison to the IRS claims in determining the adequacy of your accrual for the contingency.
Response:
The information identified as A1 – A7 in the Company’s response to the Staff’s comment 1 is set forth in Attachment A, which has been provided to the Staff under separate cover. Confidential treatment has been requested for Attachment A pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).
In all cases, we have evaluated and accrued liabilities based on our best estimate of the probable outcome of each item in dispute with the IRS. In doing so, we have considered the outcome of the settlement of both the less significant issues in the dispute for the Veritas tax years 2000-2001, as well as the settlement for the Symantec tax years 2003-2004, and have concluded that the settlements reached in those circumstances are factually distinguishable from the remaining outstanding dispute. Moreover, our decisions to settle these other matters were influenced by factors other than the strict technical interpretation of the law. Accordingly, while we have considered these other settlements in gauging the probable outcome of the outstanding matter, we do not believe that these settlements as a percentage of the original assessments are either determinative of the outcome of what remains, nor do we believe them to be indicative of the probable outcome.
As can be seen from the individual resolution of each of the less significant issues identified by the IRS for the Veritas tax years 2000-2001, each issue must be evaluated separately based upon its merits. The resolution outcome of one item is not determinable upon another. For instance, the IRS has completely conceded one adjustment that would have increased taxable income by $25 million, has agreed to decrease another income adjustment from $9 million to $4 million, and we have resolved a third matter for an adjustment of $19 million in lieu of the originally assessed $65 million income tax adjustment. None of these adjustments reflects a consistent settlement percentage, as decisions on both sides were made based upon the relative merits of each issue on a stand alone basis.
Moreover, other factors have influenced our individual decisions to settle outstanding tax matters. For instance, in the case of the resolution of the dispute concerning the Symantec 2003-2004 tax years, we concluded that settlement using the IRS’ approach and at the amounts ultimately agreed upon was a reasonable outcome after updating our analysis of the ultimate outcome of our own methodology into future years. [A1] Under that circumstance, we concluded that acceptance of the IRS approach was a reasonable way to resolve the dispute. This outcome will not arise in all circumstances since actual results can vary widely, and in particular is not the outcome in the case of the outstanding Veritas transfer pricing dispute.
We believe that the circumstances underlying the outstanding dispute are factually distinguishable from those that have been resolved. We believe that our interpretation of the application of the law in the outstanding matter will prevail. We further believe that the surrounding circumstances are such that we will not settle the outstanding matter at a percentage that approximates the previous settlements relative to the previous IRS assessments. Accordingly, while we have considered the other settlements, we continue to believe that our previous accrual remains the best estimate of the probable outcome from the resolution of this matter.

•	We note your response letter dated March 2, 2007 where you indicated “while the IRS assessment is for an amount well in excess of the cumulative profits generated by the Veritas foreign subsidiary, we did not believe it appropriate to consider an expanded range of possible adjustments that would in fact exceed the cumulative profits generated by the Veritas foreign subsidiary.” Please explain further what you mean by this statement and tell us what relationship cumulative profits earned at the foreign subsidiary level have to taxes assessed at the parent level. Clarify if by “cumulative profits” you are referring to the taxable income in the foreign subsidiary. Please quantify (a) the amount of the IRS assessment referred to in your statement, (b) the amount of transfer pricing transactions in which the IRS is assessing additional taxes, (c) the amount of cumulative profits generated by the subsidiary and (d) the amount of such profits that were used to determined the additional accrued liability.
Response:
Internal Revenue Code Section 482 provides the IRS with broad discretion to make adjustments to income and deductions between related parties, such as in our case. However, the Code provides a limitation to the IRS’ discretion as follows: “In the case of any transfer (or license) of intangible property. . . the income with respect to such transfer or license shall be commensurate with the income attributable to the intangible.” It is one of our contentions that the IRS has not appropriately taken this limitation into consideration in making the assessment for the outstanding tax matter, since the income adjustment would result in a multi-billion dollar loss to the foreign licensee of the technology. Stated differently, the adjustment made by the IRS is significantly greater than the income generated attributable to the intangible, as evidenced by the actual results of the foreign licensee, and for this reason is inconsistent with the IRS’ statutory authority to make adjustments to the income of related parties. Accordingly, we believe it is most appropriate to limit the contingent tax accrual to an amount based upon the actual income arising from the intangible property in question, as evidenced by the income generated by the foreign licensee.
In discussing this in our response dated April 20th, we referred to the cumulative profits of the Veritas foreign subsidiary. [A2] To further clarify our previous response: (a) the IRS assessment for this matter is $832 million, (b) which is based on a transfer pricing adjustment of $2,376 million, (c) whereas we have considered the [A3] of cumulative profits generated by the Veritas foreign subsidiary, and (d) concluded that [A4] of those cumulative profits are at risk. [A5] The remaining [A6] of cumulative profits represents earnings attributable to other routine activities of the Veritas foreign subsidiary, which we do not believe are subject to a transfer pricing adjustment since they do not relate to the intangibles license in question.
•	Your response to comment 7 in your letter dated March 2, 2007 also indicates that the $120 million of additional tax reserve-related adjustments recorded in the fourth quarter of fiscal 2006 was partially offset by “compensating adjustments to be received from the country of incorporation of the foreign subsidiary.” Please explain what these compensating adjustments were for and tell us how you determined that it was appropriate to offset amounts due from these foreign jurisdictions against amounts due in the U.S. for the transfer pricing matter. In your response, tell us how you determined that the collection of amounts due from the foreign tax authorities is probable. Tell us the specific accounting literature you are relying upon in offsetting such amounts.

Response:
In evaluating the consequences of our assessment of the probable outcome of the transfer pricing matters in question, we have considered both the incremental U.S. federal and state income taxes that would arise, as well as the incremental interest that would be due, net of the related tax benefits that would arise from the interest payments. Additionally, since the transfer pricing matter pertains to a contractual relationship between related parties in the U.S. and Ireland, we have also considered the tax impact of probable compensating adjustments in Ireland. The U.S.-Irish tax treaty generally provides that, in the event of a transfer pricing adjustment involving parties in one jurisdiction, the party in the other country would have the ability to claim a correlative adjustment in the second country. Based on the treaty, we believe that it is probable that the Veritas foreign subsidiary would obtain a correlative adjustment (i.e. reduction in profits/increase in losses in an amount equal to the additional profit attracted to the U.S. as a result of a transfer pricing adjustment) in Ireland in the event that the IRS imposes an income adjustment on Veritas U.S.
We do not believe that the Irish compensating adjustment offsets the incremental U.S. tax, per se, but rather is part of the overall accounting for the implications that would arise in the event that the IRS is successful in upholding an income adjustment on the Veritas U.S. operations. To clarify, we have not offset the anticipated Irish compensating adjustment on the balance sheet with the incremental U.S. tax liability. [A7]
2.	Tell us how you complied with FIN 39 in determining that it was appropriate to offset the tax paid on the repatriation of funds under the American Jobs Creation Act against the amount accrued for the transfer pricing matters or tell us the specific literature you are relying upon in accounting for this offset.
Response:
The information identified as B1 in the Company’s response to the Staff’s comment 2 is set forth in Attachment A, which has been provided to the Staff under separate cover. Confidential treatment has been requested for Attachment A pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).
We interpret the guidance contained in FIN 39 as being inapplicable to the present case. FIN 39 addresses situations in which two parties owe each other amounts and provides guidance as to the circumstances under which the asset from the balance due can offset the liability from the balance owed to the other party. In our case, we have only the question of a single contingent tax balance due that may arise from either of two risks: (1) transfer pricing adjustments made for pre-acquisition tax years of Veritas, or (2) the inability to claim the dividends received deduction otherwise permitted by the American Jobs Creation Act (“AJCA”) for the final pre-acquisition tax year of Veritas. To reiterate, there is only a single contingent tax balance since both issues relate to the same pool of foreign earnings. [B1] Accordingly, we believe it most appropriate to account for the $130 million deposit payment as satisfaction for that much of the contingent liability, and not as a separate and distinct asset.
3.	Please update us as to the current status of your appeal with the IRS National Office for relief on the American Jobs Creation Act issue. Additionally, please provide any additional information you may have with regards to the transfer pricing matter.

Response:
The information identified as C1 in the Company’s response to the Staff’s comment 3 is set forth in Attachment A, which has been provided to the Staff under separate cover. Confidential treatment has been requested for Attachment A pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).
We continue to dialogue with the IRS National Counsel’s Office concerning the request for relief on the AJCA issue but do not have resolution on this matter. The IRS National Counsel’s Office has advised that the IRS Large and Mid-size Business (“LMSB”) Division is also involved in the process. As a result, despite our prior expectations, we did not have resolution on this matter prior to the filing of our Form 10-K for the fiscal year ended March 30, 2007.
With regard to the transfer pricing matter, our trial in the U.S. Tax Court was scheduled to commence July 30, 2007. [C1]
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     Please direct any comments or questions regarding this filing to me at (408) 517-7929 or to George Harrington, Chief Accounting Officer of the Company, at (408) 517-7300.

Very truly yours,

/s/ James A. Beer James A. Beer
Executive Vice President and
Chief Financial Officer

cc:	V. Paul Unruh, Chair, Audit Committee of the Board of Directors
John Thompson, Chairman and Chief Executive Officer
Art Courville, Executive Vice President and General Counsel
George Harrington, Senior Vice President, Finance and Chief Accounting Officer
Jana Barsten, KPMG LLP
Daniel J. Winnike, Fenwick & West LLP
Exhibits:
     Attachment A (provided under separate cover)